Exhibit 99.3

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays Bank PLC and its consolidated total shareholders’ equity, indebtedness and contingent liabilities as at 31 December 2014. The information has been prepared in accordance with International Financial Reporting Standards (IFRS).

As at 31 December 2014

Share capital of Barclays Bank PLC	(000)

Ordinary shares - issued and fully paid shares of £1 each	2,342,559

Preference shares - issued and fully paid shares of £100 each	21

Preference shares - issued and fully paid shares of £1 each	1

Preference shares - issued and fully paid shares of U.S.$100 each	58

Preference shares - issued and fully paid shares of U.S.$0.25 each	237,000

Preference shares - issued and fully paid shares of €100 each	32

Group shareholders’ equity	£m

Called up share capital	2,380

Share premium account	12,092

Other reserves	1,837

Other equity instruments	4,350

Other shareholders’ funds	485

Retained earnings	42,650

Shareholders’ equity excluding non-controlling interests	63,794

Non-controlling interests	2,251

Total shareholders’ equity	66,045

Group indebtedness(1)

Subordinated liabilities	21,685

Debt securities in issue	86,099

Total indebtedness	107,784

Total capitalisation and indebtedness	173,829

Group contingent liabilities

Guarantees and letters of credit pledged as collateral security	14,547

Performance guarantees, acceptances and endorsements	6,777

Total contingent liabilities	21,324

Documentary credits and other short-term trade related transactions	1,091

Forward starting reverse repurchase agreements, standby facilities, credit lines and other commitments	290,171

1.	“Group indebtedness” includes interest accrued as at 31 Dec 2014 in accordance with International Financial Reporting Standards.

Barclays Bank PLC